[Banc of America Securities LLC Letterhead]

Banc of America Securities LLC

9 West 57th Street

New York, NY 10019

January 29, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Union Street Acquisition Corp.
Registration Statement on Form S-1 (SEC File No. 333-136530)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Union Street Acquisition Corp. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 10:00 a.m., Eastern time, on January 31, 2007 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that between January 9, 2007 and January 29, 2007, the undersigned effected the following approximate distribution of copies of the Preliminary Prospectus dated January 5, 2007 (the “Preliminary Prospectus”):

No. of Copies
Prospective Underwriters	4,527
Dealers	267
Institutions	1,731
Others	1,875

Total	8,400

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

BANC OF AMERICA SECURITIES LLC

MORGAN JOSEPH & CO., INC.

As Representatives

By:	Banc of America Securities LLC

By:	/s/ Scott Flaherty
Name:	Scott Flaherty
Title:	Managing Director, Equity Capital Markets